Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Rogers Wireless to Redeem US$550 Million Floating Rate Notes

    TORONTO, April 3 /CNW/ - Rogers Communications Inc. announced today that its wholly-owned subsidiary Rogers Wireless Inc. has issued a notice to redeem on May 3, 2007, all of the US$550 million principal amount of Floating Rate
Senior Secured Notes due 2010 at the stipulated redemption price of 102.00%
plus accrued interest to the date of redemption.

    About Rogers:

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company engaged in three primary lines of business.
Rogers Wireless is Canada's largest wireless voice and data communications services provider and the country's only carrier operating on the world standard GSM technology platform. Rogers Cable and Telecom is Canada's largest cable television provider offering cable television, high-speed Internet access, residential telephony services, and video retailing, while its Rogers
Business Solutions division is a national provider of voice communications services, data networking, and broadband Internet connectivity to small, medium and large businesses. Rogers Media is Canada's premier collection of category leading media assets with businesses in radio and television broadcasting, televised shopping, publishing and sports entertainment. For further information about the Rogers group of companies, please visit
www.rogers.com.

    %CIK: 0000733099

    /For further information: Bruce M. Mann, (416) 935-3532,
bruce.mann(at)rci.rogers.com; Dan Coombes, (416) 935-3550,
dan.coombes(at)rci.rogers.com/
    (RCI.A. RCI.B. RG)

CO:  Rogers Communications Inc.; Rogers Wireless Inc.

CNW 10:51e 04-APR-07